UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

        Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File No. 333-86299

Aquila, Inc.
UCU Capital Trust I
(Exact name of registrant as specified in its charter)

20 West Ninth Street, Kansas City, Missouri 64015
(816) 421-6600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

9 3/4% PEPSSM Units
(Premium Equity Participating Security Units—PEPSSM Units)
(Title of each class of securities covered by this form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

        On November 16, 2002, we settled the contracts to purchase shares of our common stock included with our Premium Equity Participating Security units by issuing 11.7 million shares of our common stock and canceling the Premium Equity Participating Security units.

        Pursuant to the requirements of the Securities Exchange Act of 1934, Aquila, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: November 19, 2002	By:	/s/ Leslie J. Parrette, Jr. Leslie J. Parrette, Jr. Senior Vice President, General Counsel and Corporate Secretary